THIRD AMENDMENT TO
                 GUM TECH INTERNATIONAL, INC. STOCK OPTION PLAN

This Third Amendment (this "Amendment") to that certain Gum Tech International, Inc. Stock Option Plan (the "Plan") is being, made this 31 st day of May, 1996, pursuant to Section 11.2 of Plan.

The Board of Directors of Gum Tech International, Inc. have resolved to amend and restate Section 3 of the Plan as follows:

     Section 3. Stock to be Optioned
     ---------- --------------------

          Subject to the provisions of Section 11.1 of the Plan, the maximum number of shares of Stock that may be optioned or sold under the Plan is } ,500,000 shares. Such shares may be treasury, or authorized, but unissued, shares of Stock of the Company.


     The Board of Directors of Gum Tech International, Inc. have resolved to amend and restate Section 11.2 of the Plan as follows:

Section 11.2  Amendment and Termination
- ------------  -------------------------

          The Board, by resolution, may terminate, amend, or revise the Plan with respect to any shares as to which Options have not been granted. Neither the Board nor the Committee may, without the consent of the holder of an Option, alter or impair any Option previously granted under the Plan, except as authorized herein. Unless sooner terminated, the Plan shall remain in effect until January 1, 2005. Termination of the Plan shall not affect any Option previously granted.

     IN WITNESS WHEREOF, this plan has been adopted by the Board of Directors of the Company effective the 31 st day of MAY, 1996.

                                        GUM TECH International, INC.,
                                        a Utah corporation

                                        By:
                                           -------------------------------------
                                            John Epert, President